Exhibit 99.10

Independent Auditor’s Consent

We consent to the use of our report dated March 25, 2015 relating to the consolidated financial statements of Lake Shore Gold Corp. appearing in this Annual Report on Form 40-F of Lake Shore Gold Corp. for the year ended December 31, 2014.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

March 27, 2015